Management’s Discussion and Analysis

For the Third Quarter Ended September 30, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or the “Company”) is dated October 28, 2009 and provides an analysis of the Company’s unaudited financial results for the third quarter ended September 30, 2009 compared to the same period in the previous year. All amounts are presented in U.S. dollars, unless stated otherwise.

The following information should be read in conjunction with the Company’s September 30, 2009 unaudited consolidated financial statements and related notes, the 2008 annual MD&A and the audited consolidated financial statements and related notes for the year ended December 31, 2008, which has been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently applied in the preparation of these financial statements.

Augusta’s shares are listed on the Toronto Stock Exchange and NYSE Amex under the symbol “AZC” and on the Frankfurt Stock Exchange under the symbol “A5R”. Additional information related to Augusta is available on the Company’s website at www.augustaresource.com or on SEDAR at www.sedar.com.

Change in Reporting Currency

Prior to 2009 the Company’s consolidated financial statements were reported in Canadian dollars. Effective January 1, 2009, the Company changed its reporting currency from Canadian dollars to U.S. dollars. As a result of the change in reporting currency, the Company is required to restate all comparative amounts to U.S. dollars by translating the assets and liabilities using the current rate method. Under this method the assets and liabilities are translated into U.S. dollars at the United States/Canadian dollar exchange rate in effect at the end of each prior reporting period, the income statement translated using the average rate for the year and shareholders’ equity translated at historical rates. This change in reporting currency is reflected in Accumulated Other Comprehensive Income, a component of shareholders’ equity.

The effect of the change in reporting currency on the December 31, 2008 consolidated financial statements was a $171,104 adjustment to Accumulated Other Comprehensive Income.

Restatement

Effective January 1, 2009, the Company changed its reporting currency from Canadian to U.S. dollars. During the process of translating the consolidated financial statements to U.S. dollars for the first three quarters of 2008, the Company had determined that during the third quarter of 2008 it had incorrectly capitalized $312,663 (nine months ended September 30, 2008 - $1,384,577) of ASARCO litigation costs, expensed Rosemont drilling costs of $Nil (nine months ended September 30, 2008 - $1,494,097) and expensed Rosemont project salaries of $Nil (nine-months ended September 30, 2008 $375,847. These adjustments were originally corrected during the fourth quarter of 2008.

As part of preparing the interim consolidated financial statements, the Company has restated the first, second and third quarter financial statements to correct these adjustments. The effect of this

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restatement on the Company’s consolidated financial statements for the third quarter ended September 30, 2008 is summarized as follows:

Consolidated Statements of Operations

	Three months ended September 30, 2008			Nine months ended September 30, 2008
	Previously			Previously
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
Loss from operations	$(2,787,828)	$(312,663)	$(3,100,491)	$(8,790,545)	$485,367	$(8,305,178)
Net loss for the period	$(2,781,430)	$(312,663)	$(3,094,093)	$(8,642,026)	$485,367	$(8,156,659)

Consolidated Statements of Cash Flows

	Three months ended September 30, 2008			Nine months ended September 30, 2008
	Previously			Previously
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
Cashflow used in
operating activities	$(906,478)	$(312,663)	$(1,219,141)	$(6,650,018)	$485,367	$(6,164,651)
Cashflow used in investing
activities	$(15,743,169)	$312,663	$(15,430,506)	$(33,184,920)	$(485,367)	$(33,670,287)

Description of the Business

Augusta and its wholly owned subsidiary, Rosemont Copper Company are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta holds a 100% interest in the Rosemont copper project (“Rosemont”). Rosemont is in the development stage and is thus non-producing and consequently does not generate any operating income or cash flows from operations. Augusta depends entirely on equity and debt capital to finance its activities.

Rosemont is comprised of approximately 15,000 acres (6,070 hectares) of patented and unpatented claims, fee land and leased grazing ranchland. Rosemont is approximately 50 kilometres southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit proven copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Augusta delivered a mineral resource estimate for Rosemont in the first quarter of 2007 and completed a final Feasibility Study in August 2007. This feasibility was updated in January 2009 as amended (the “Updated Feasibility Study”).

Recent Developments

  Release of Draft Environmental Impact Statement rescheduled for fourth quarter 2010

  Appoints Endeavour Financial International Corporation as Project Finance Advisor

  Completes a Cdn$28.8 million equity offering

  Signing of a Mine Fleet Truck Purchase and Finance Agreement

  Receipt of State approval for Rosemont Reclamation Plan

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  Economic Impact Study completed by Arizona State University as commissioned by the Arizona Department of Mines and Mineral Resources

On October 19, 2009, the Company was advised by the United States Forest Services (“USFS”) Coronado National Forest of a delay in the release of the Draft Environmental Impact Statement (“DEIS”) for the Rosemont copper project. The DEIS is being prepared by USFS and their third party contractor SWCA Consultants (“SWCA”). SWCA provided an initial draft of the DEIS and a proposed schedule to complete the alternatives analysis of the DEIS in a manner suitable for public comment. Based on the available information, SWCA provided a revised project schedule that showed an approach to complete the DEIS within three months of the previously scheduled November 2010 DEIS. This delay reflects the USFS’s need for more time to assess the scope of work, which will ultimately facilitate a more thorough and comprehensive review and does not affect the project in any way other than an adjustment to the schedule.

On October 9, 2009, the Company appointed Endeavour Financial International Corporation (“Endeavour”) as Rosemont’s Project Finance Advisor. Endeavour is an integrated natural resource merchant banking company with a proven track record of delivering successful financial services to clients worldwide. Endeavour will utilize its considerable experience and skill to the project finance team as the Company execute on its financing plan for the Rosemont project. The Company’s project finance strategy is to debt finance 65% to 70% of the estimated $900 million capital cost through equipment-related and concentrate off-take financings and bank debt.

On August 19, 2009, the Company completed the sale of 14,237,000 common shares at a price of Cdn$2.02 per common for gross proceeds of Cdn$28,758,740. The common shares were issued pursuant to a prospectus offering conducted by a syndicate of underwriters led by Wellington West Capital Markets Inc. In connection with the prospectus offering the Company incurred $2,131,229 in share issue costs, including 427,109 compensation options exercisable at Cdn$2.19 per share until August 6, 2010.

On July 21, 2009, Rosemont Copper Company signed an agreement with Empire Southwest LLC (“Empire”), a Caterpillar dealership headquartered in Mesa, Arizona, to purchase 23 Caterpillar 793F haulage trucks and other related equipment for its 100% owned Rosemont copper project. The trucks and other mining equipment purchases will be financed through capital lease agreements with Caterpillar Financial Services Corporation for up to $100 million. The contract value with Empire is approximately $82.2 million for the 23 trucks, with delivery to begin in late 2010 and early 2011. This equipment-based financing initiates the execution phase of the Company’s project financing strategy for the development of the Rosemont property that will also include other equipment-based leasing, concentrate off-take financing and senior debt financing.

On July 15, 2009, Rosemont Copper Company received a written notification from the Arizona State Mine Inspector that the Rosemont copper project Mined Land Reclamation Plan has been approved. The Rosemont reclamation plan calls for reclamation to begin after the first year of production and continues concurrently throughout the life of the mine. Rosemont has contracted with the University of Arizona to study which native plants will re-vegetate most quickly to support the habitat, and to date that work has been limited to greenhouse research. With the approval by the Mine Inspector of the reclamation plan, these studies can now include construction of test plots on the site to evaluate the greenhouse re-vegetation results into the real setting in which they will be utilized.

On July 7, 2009, Arizona State University published an economic impact study that concluded the Rosemont mine will generate more than $745 million a year in economic benefits to Pima and Santa Cruz

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counties over its 20-year mine life. According to the study, the Rosemont mine is also expected to add an average of $82 million per year during the construction phase as well as residual benefits of $75 million annually five years after the mine shuts down. The study was commissioned by the Arizona Department of Mines and Mineral Resources and was done by the Seidman Research Institute at Arizona State University’s W.P. Carey School of Business.

Financial Review and Results of Operations

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
		(Restated)		(Restated)
EXPENSES
Salaries and benefits	$505,318	$702,809	$1,460,510	$1,754,183
Stock-based compensation	253,919	1,257,775	872,966	2,229,126
Legal, Accounting and Audit	93,501	634,240	653,941	2,315,845
Travel	32,549	125,299	109,147	339,952
Consulting and Advisory services	1,440	53,588	50,995	592,326
Filing and Regulatory fees	2,286	2,010	78,910	149,758
Recruiting fees	-	22,220	30,553	133,320
Office and Administration	47,089	55,146	150,543	204,758
Rent	47,115	42,929	117,760	114,430
Investor Relations	30,232	58,728	73,401	124,770
Directors' fees	29,815	35,229	84,032	122,106
Insurance	39,850	46,743	127,711	118,736
Memberships and Conferences	3,582	29,890	20,401	29,890
Amortization	29,578	26,061	91,810	56,823
Fiscal and Advisory services	5,133	7,824	9,934	19,155
Loss from operations	(1,121,407)	(3,100,491)	(3,932,614)	(8,305,178)
Interest and other income, net	75,323	9,973	478,965	515,617
Other expenses	(88,810)	(76,601)	(340,619)	(508,082)
Foreign exchange gains	217,847	122,785	478,090	292,687
Interest and finance charges	(26,354)	(49,759)	(72,584)	(152,703)
Net loss for the period	$(943,401)	$(3,094,093)	$(3,388,762)	$(8,157,659)

Due to the change to U.S. dollar reporting, the 2008 comparable figures, which have previously been reported in Canadian dollars, have been translated to U.S. dollars using the average USD/CAD exchange rate in effect for the quarter.

For the three months ended September 30, 2009, the Company reported a net loss of $943,401 or $0.01 loss per share compared to a restated net loss of $3,094,093 or $0.03 loss per share for the same period in 2008. The lower net loss for this quarter was due to cost cutting initiatives to cope with the current economic climate, lower stock-based compensation expense and legal fees. For the same period in 2008, the Company had incurred $312,663 of legal fees to defend its Rosemont property ownership challenged by the ASARCO creditors and stock-based compensation expense was $1,003,856 higher than in 2009 due to the granting of 1,675,000 stock options. No options were granted during this quarter. For

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the remainder of 2009, legal fees will be significantly lower than in 2008 due to the significant time and effort to settle the ASARCO lawsuit in January 2009.

For the nine months ended September 30, 2009, the Company reported a net loss of $3,388,762 or $0.04 loss per share compared to a restated net loss of $8,157,659 or $0.09 loss per share for the same period in 2008. The lower net loss for the year was due primarily to cost cutting initiatives that the Company implemented in the beginning of 2009,, lower legal and consulting fees and financial advisory services. During the full year 2008 legal fees were significantly higher as the Company spent a significant amount of effort and time to defend the ASARCO lawsuit and on potential transaction activities.

Operating expenses decreased $1,979,084 or 64% during the third quarter to $1,121,407 compared to $3,100,491 for the same period in 2008. The decrease in operating expenses during the quarter compared to the same period in 2008 is due to the following:

Salaries and benefits decreased $197,491 or 28% to $505,318 for the third quarter due to primarily to vacant executive positions that were filled internally, which lowered salaries and payroll related costs and the higher capitalization of project salaries and benefits as certain project payroll related benefits were expensed.

For the nine months ended September 30, 2009, salaries and benefits decreased $293,673 or 17% to $1,460,510 compared to $1,754,183 for the same period in 2008. The decrease in salaries and benefits was due primarily to executive positions that were filled from within the organization and the capitalization of project salaries.

Legal, Accounting and Audit fees decreased $540,739 or 85% to $93,501 due to lower legal fees and less transaction related legal and tax advisory work compared to the same period in 2008. During the third quarter 2008, the Company had spent $312,663 in legal fees to defend its property ownership against the ASARCO creditors.

For the nine months ended September 30, 2009, legal, accounting and audit fees decreased $1,661,904 or 67% to $653,941 compared to $2,315,845 for the same period in 2008.

Travel decreased $92,750 or 74% to $32,549 this quarter compared to $125,299 for the same period in 2008. Due to the global financial crisis that began in the third quarter of 2008, the Company initiated essential travel only compared to 2008 when travel costs were higher due to increased corporate activities and strategic planning sessions for senior management and the Board of Directors.

For the nine months ended September 30, 2009 travel decreased $230,805 or 68% to $109,147 compared to $339,952 for the same period in 2008. This decrease was due primarily to significantly lower corporate activities compared to in 2008.

Consulting and Advisory services consists of tax advisory, Sarbanes Oxley and other professional services provided to the Company. Consulting and advisory services were minimal this quarter as $1,440 was spent compared to $53,588 spent in the third quarter of 2008. During the third quarter of 2008 the Company employed external consultants for on-going strategic initiatives and the outsourcing of tax planning and compliance.

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For the nine months ended September 30, 2009, consulting and advisory services decreased $541,331 or 91% to $50,995 compared to $592,326 for the same period in 2008. For the full year of 2008, the Company was active in the areas of tax advisory relating to mergers and acquisitions opportunities, compensation review services, financial advisory services and ongoing Sarbanes Oxley compliance services.

Interest and other income (expenses) consist of revenue from ranching activities, interest earned on its investment and interest accretion on long-term receivable and other expenses. Interest and other income increased $65,350 to $75,323 during the quarter compared to $9,973 for the same period in 2008. This increase was due primarily to higher accretion income on the long-term receivable but was partially offset by the write-off of the fair value of the Ely warrants that had expired on August 28, 2009. Comparatively, 2008 included a large negative fair value adjustment to the non-cash portion of the consideration paid by Ely Gold & Minerals Inc. (“Ely Gold”) for the sale of certain mineral properties to Ely that closed in the first quarter 2008. Interest income and revenue from ranching activities were minimal this quarter compared to the same period in 2008.

For the nine months ended September 30, 2009, interest and other income (expenses) decreased $36,652 or 7% to $478,965 compared to $515,617 for the same period in 2008. This decrease was due primarily to lower interest income, higher interest accretion on the long-term receivable and was partially offset by the write-off of the expired Ely warrants. The interest accretion began in March 2008 following the sale of certain mineral properties to Ely at the end of February 2008.

Interest and finance charges consist of bank charges, amortization of deferred financing costs and loan interest. Interest and finance charges decreased $23,405 or 47% to $26,354 compared to $49,759 for the same period in 2008. This decrease was due primarily to the capitalization of interest expense on the promissory note, beginning on January 1, 2009.

For the nine months ended September 30, 2009 interest and finance charges decreased $80,119 or 52% to $72,584 compared to $152,703 for the same period in 2008. This decrease was due primarily to the capitalization of loan interest, effective January 1, 2009.

Quarterly Information

Selected financial information for each of the eight most recently completed quarters are as follows:

	Interest and
	other income,		Net loss per
	net	Net loss	share
Q3 2009	$75,323	$(943,401)	$(0.01)
Q2 2009	$179,198	$(892,178)	$(0.01)
Q1 2009	$224,444	$(1,553,183)	$(0.02)
Q4 2008	$(367,416)	$(3,370,923)	$(0.04)
Q3 2008 (restated)	$11,675	$(3,094,093)	$(0.04)
Q2 2008 (restated)	$(97,741)	$(2,752,498)	$(0.03)
Q1 2008 (restated)	$603,385	$(2,311,068)	$(0.02)
Q4 2007	$308,678	$(3,601,623)	$(0.04)

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Rosemont Project

The Company continues with the Environmental Impact Statement (“EIS”) process, which is being managed by the USFS. The process continues to move forward, however; coordination by the large number of Cooperating Agencies participating in the EIS process has resulted in an unpredicted lag in deliverables. The EIS process is still expected to be completed within the next year and result in a Record of Decisions (“ROD”) within a few months of the original expected July 2010. RODs will be issued by the USFS and Bureau of Land Management for mining activities on public land and by the Army Corps of Engineers for impact of mining activities on waters of the United States. Other permits to be issued include the following:

  The Aquifer Protection Permit issued by the Arizona Department of Environmental Quality that sets the operating standards and controls so that operations do not degrade groundwater;

  The Air Permit that will be issued by the Pima County Department of Environmental Quality which will set requirements for dust control and process management;

  The Certificate of Environmental Compliance Process that is managed by the Arizona Corporation Commission. The ultimate power route will be determined by the Commission and the permit will be issued to Tucson Electric Power. The timing for this process has been set so the Right of Way (below) will be the one approved for use by the Commission; and

  The State Land Department Right of Way valuation and approval process that will provide a route to get water and power to Rosemont.

On July 15, 2009, the Company received a written notification from the Arizona State Mine Inspector that the Rosemont copper project Mined Land Reclamation Plan has been approved. The Rosemont reclamation plan calls for reclamation to begin after the first year of production and continues concurrently throughout the life of the mine. Rosemont has contracted with the University of Arizona to study which native plants will re-vegetate most quickly to support the habitat, and to date that work has been limited to greenhouse research. With the approval by the Mine Inspector of the reclamation plan, these studies can now include construction of test plots on the site to evaluate the greenhouse re-vegetation results into the real setting in which they will be utilized.

The main focus for engineering in the third quarter has been the request for quotes (RFQs) for equipment. Multiple RFQs were sent out and the bid documents are now undergoing technical and commercial bid analyses. The selection of the appropriate equipment is critical to ensure the success of the project.

Liquidity and Capital Resources

The Company has no revenues from operations and does not expect to generate any revenues from operations until Rosemont commences production in early 2012. The Company has factored the revised schedule in receiving the DEIS in planning its activities for the remainder of 2009 and 2010; however, the anticipated Rosemont project expenditures are still significant and will exceed the Company’s current cash reserves. The Company will require additional capital to fund its business activities, including permitting and development expenditures, land purchases and deposits on long lead time mining equipment. The funds required for the planned activities in 2009 and 2010 will come from existing cash

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reserves as well additional possible debt and equity financings, and possibly through joint ventures, producing sharing arrangements or other means. Recent upheavals in financial markets worldwide could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet it ongoing obligations on a timely basis or to raise the additional funds that it requires could result in the delay or indefinite postponement of further exploration and development of its Rosemont property or the loss or substantial dilution of its property interest.

As at September 30, 2009 the Company had $15,836,811 in cash and cash equivalents, an increase of $14,614,313 during the third quarter and $8,273,621 increase since the beginning of the year. The increase was due to the August 19, 2009 completion of an equity financing for gross proceeds of $26,218,196 (Cdn$28,758,740). Augusta had spent $2,131,229, including a non-cash, compensation options valued at $237,845, in share issue costs with respect to the equity financing. The Company had a working capital deficit of $27,290,325 at September 30, 2009, a $15,685,744 improvement over the second quarter of 2009 as a result of the recently completed equity financing. For the full year 2009, the working capital decreased $32,347,399 since the beginning of the year. The decrease in the working capital was due to the reclassification of the $40 million Sumitomo loan facility plus accrued interest of $1,446,854 to current liabilities as this loan facility will become due on June 17, 2010.

The Company spent $563,592 on operating activities during the third quarter 2009 compared to $1,219,141 for the same period in 2008 and $9,423,773 on investing activities primarily on basic design and engineering, environmental and permitting during the third quarter 2009 compared to $15,430,506 for the same period in 2008. The third quarter 2008 investing activities included two large deposits totalling $6,502,495 for the purchase of three GMD drive systems and an electric rope shovel. The Company received net proceeds of $24,324,812 from equity financing in the third quarter of 2009 compared to $15,827,004 proceeds from the drawdown of the Sumitomo loan facility and exercise of stock options for the same period in 2008.

At September 30, 2009, the loan facility has been fully drawn at $40 million plus accrued interest of $1,446,854. Substantially all of the accrued interest in the third quarter was capitalized to either the equipment’s carrying value or deferred development costs.

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on its financial condition or results of operations, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

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The following table lists the known contractual obligations as at September 30, 2009:

	< 1 year	1 - 3 years	> 3 years	Total
Accounts payable and accrued liabilities	$2,536,470	$-	$-	$2,536,470
Note and loan facility (1)	41,967,331	963,592	-	42,930,923
Long-lead equipment purchases (2)	29,448,024	84,768,988	-	114,217,012
Land purchases (3)	1,351,000	1,654,320		3,005,320
Asarco production payment	-	2,600,000	-	2,600,000
Operating lease obligations	172,975	152,794	-	325,769
Engineering, procurement and Construction
management (4)	-	49,281,282	-	49,281,282
	$75,475,800	$139,420,976	$-	$214,896,776

(1) $2,223,720 promissory note for the purchase of 53 acre parcel land, south of Tucson for a well field, pump station, and a possible water recharge location. The promissory note bears interest at 8% per annum and requires 5 equal instalments of $556,945 on the February 20 anniversary date, commencing in February 2008. Also, the $40,000,000 Sumitomo loan facility plus accrued interest matures on June 17, 2010 and has been classified as a current liability.

(2) The Company has signed agreements and letter awards for long-lead equipment purchases. Provisions in the agreements allow the Company, under certain circumstances, to assign, transfer or sell the contracts to third parties. In the event Augusta does not make the necessary instalment payments through to completion of the contracts the amount paid as deposits on long-lead equipment are not refundable. Refer to Note 17 of the December 31, 2008 audited annual consolidated financial statements for further information on the long-lead equipment purchases.

(3) Land purchases for power line right of way.

(4) Represents engineering, procurement and construction management services contract awarded to M3 Engineering & Technology Corporation for the Rosemont project.

On July 21, 2009, Rosemont Copper Company signed an agreement with Empire Southwest LLC (“Empire”), a Caterpillar dealership headquartered in Mesa, Arizona, to purchase 23 Caterpillar 793F haulage trucks and other related equipment for its 100% owned Rosemont copper project. The trucks and other mining equipment purchases will be financed through capital lease agreements with repayment terms not to exceed six years and a floating rate of USD 3-month LIBOR plus 2.75% margin with Caterpillar Financial Services Corporation for up to $100 million. The contract value with Empire is approximately $82.2 million for the 23 trucks, with delivery to begin in late 2010 and early 2011 along with a $250,000 deposit for each truck that is due within 150 days prior to the estimated delivery date for each truck.

The Company historically has relied upon external funding through equity subscriptions and debt borrowings to satisfy capital requirements and will continue to depend on this in the future to finance its development activities. There are no assurances that capital requirements will be met by these sources of financing as inherent risks, including commodity prices, financial market conditions and general economic factors could have a material adverse effect on the Company’s growth strategy, results of operations and financial condition.

Outlook

The Company continues with basic mine engineering. The main focus in the fourth quarter will be to finalize the majority of the basic engineering design drawings. This will allow detailed engineering to start in selected areas of the facilities. Ongoing discussions with vendors are being held with respect to

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transportation storage, off loading facilities and smelters for the copper and moly concentrates as well as freight being delivered during the construction phase of the project.

The Company continues with the federal, state, and local regulatory approval process. The process relies on completion of an Environmental Impact Statement which is being managed by the USFS. Due to the coordination by the large number of Cooperating Agencies participating in the EIS process has resulted in an unpredicted lag in deliveries. However, the EIS process is still expected to be completed within the next year and result in a ROD within a few months of the original expected July 2010.

The Company’s community relations campaign of meeting with community leaders, neighbourhood groups and public tours of the Rosemont project site will continue over the next year to promote the economic benefits and the Company’s plans on alleviating the impact of mining activities to the environment.

With the appointment of Endeavour as the Company’s Project Finance Advisor, Endeavour will assist the project finance team in the evaluation of various sources, including but not limited to commodity trading and copper smelting companies and project finance banks, of financing the development and construction of the Rosemont project.

Related Party Transactions

The Company shares rent, salaries and administrative services with two companies, related by common directors and officers. During the nine months ended September 30, 2009, the Company charged $278,621 (2008 - $360,370) to these companies for rent, salaries and administrative services. As at September 30, 2009, $26,783 (December 31, 2008 - $239,724) of accounts receivable was due from these two related companies and were repaid subsequent to September 30, 2009.

As at September 30, 2009, accounts receivable included $131,099 (December 31, 2008 - $63,153) due from an Officer of the Company and companies related to the Officer.

Included in accounts payable and accrued liabilities at September 30, 2009 was $19,726 (December 31, 2008 - $75,290) due to an Officer of the Company for accrued salary.

All related party transactions are recorded at fair value.

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Share Capital Information

As at the date of this report, the Company had an unlimited number of common shares authorized for issuance, with 106,488,261 common shares issued and outstanding, 8,385,800 stock options outstanding with a weighted average exercise price of Cdn$2.11 per option, 3,417,000 share purchase warrants outstanding at an exercise price of Cdn$2.30 per warrant and 427,109 compensation options outstanding at an exercise price of Cdn$2.19 per common share.

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The Company faces many risks in conducting its business, as described more fully in Augusta’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F. Management believes that some of the most significant risks facing the Company over the balance of 2009 are currency risk, credit risk and liquidity risk.

a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign currency exchange rates. The Company operates in Canada and the United States and a significant portion of its expenses are incurred in U.S. dollars; hence, the Company changed its functional currency to U.S. dollars. Since the Company’s primary source of financing is through the issuance of equity capital, which, has always been in Canadian dollars, a significant change in the currency exchange rate between the Canadian and the U.S. dollar could have an adverse affect on the Company’s results of operations, financial position and cash flows.

The Company has not hedged its exposure to currency fluctuations. As at September 30, 2009, the Company is exposed to currency risk through the following assets and liabilities:

in Canadian dollars	September 30, 2009	December 31, 2008
Cash and cash equivalents	$4,997,947	$3,620,666
Accounts receivable	$198,445	$363,226
Prepaids and deposits	$25,590	$10,511
Accounts payable and accrued liabilities	$376,075	$630,027

Based on the Company’s net exposure of Canadian dollar denominated financial assets and liabilities as at September 30, 2009, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase (decrease) of approximately $411,000 in the Company’s net loss.

b)	Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held through large Canadian financial institutions and invested in short-term guaranteed investment certificates or banker’s acceptance.

Other assets relate primarily to a long term receivable from Ely Gold & Minerals Inc. (“Ely”) payable over the next four years. In the event that Ely does not make the required scheduled payments, the Company can seek the return of the common shares of DHI Minerals Inc. or the properties Augusta had sold to Ely.

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c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

The Company’s wholly owned subsidiary, Rosemont Copper Company, has a $40 million Loan Facility with Sumitomo maturing on June 17, 2010. Although the Company are in discussions with various external parties or financial intermediaries for external financings to repay the Sumitomo loan it is not possible to predict the outcome of these discussions.

To meet its current obligations, the Company completed an equity financing on August 19, 2009 with a syndicate of underwriters for the sale of 14,237,000 common shares for gross proceeds of Cdn$28,758,740 ($26,218,196). As well, the Company is engaged in ongoing discussions with a number of financial institutions and other intermediaries regarding financing alternatives to advance the Rosemont project from permitting to construction. While the Company continues to seek alternative financing arrangements, it is not possible to predict whether these efforts will be successful.

Adoption of New Accounting Standards

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosures of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period, (“EIC-27”) was withdrawn.

The standard was effective for the fiscal year beginning January 1, 2009. Adoption of this standard did not have any effect on the Company’s financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities.

The standard was effective for the fiscal year beginning January 1, 2009 and the adoption of EIC-173 did not have any effect on the Company’s financial statements.

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Mining Exploration Costs

In March 2009, CICA issued EIC-174, “Mining Exploration Costs”. EIC-174 provides guidance on the accounting and impairment review of exploration costs. This standard is effective for the fiscal year beginning January 1, 2009. The application of EIC-174 did not have any effect on the Company’s financial statements.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective for fiscal years beginning on or after January 1, 2011. The Company will begin reporting its financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require restatement, for comparative purposes, of amounts reported by the Company for its year ended December 31, 2010, and of the opening balance sheet as at January 1, 2011.

In the third quarter the Company undertook an IFRS diagnostic study of potential IFRS differences with a view of assessing the impact of the transition to IFRS on the Company’s accounting policies and to establish a project plan to implement IFRS. A number of key accounting areas where IFRS differs from current accounting policies were reviewed. The impact on the future financial position and results of operations is not reasonably determinable.

The Company is in the process of preparing a preliminary project plan which will be formalized by the end of the fourth quarter of 2009.

In the next phase, the Company will perform detail assessments and in-depth technical analysis that will result in the understanding of potential impacts, decisions on accounting policy choices and the drafting of new accounting policies. Through this process, management will identify the resource and training requirements, process for preparing financial statements, establishing IT system requirements and preparing detailed transition plans.

During this transition, the Company will monitor ongoing changes to IFRS and adjust transition plans accordingly.

Disclosure Controls

There have been no changes in the Company’s disclosure controls during the three and nine months ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, its disclosure controls.

Internal Control over Financial Reporting

Management is responsible for establishing adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well the system is designed, has

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inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2009 that have materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of common shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s prospectus dated August 6, 2009 and in the documents incorporated by reference therein. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States

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